UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8 - K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 25, 2002

NATIONAL STEEL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-983	25-0687210
(Commission File Number)	(IRS Employer Identification No.)

4100 Edison Lakes Parkway, Mishawaka, IN	46545-3440
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 574-273-7000

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

Exhibit 99.1   Combined Monthly Operating Report for the month ended May 31, 2002.

ITEM 9. REGULATION FD DISCLOSURE

As previously disclosed, on March 6, 2002 National Steel Corporation (the "Company") and forty-one of its domestic subsidiaries (collectively "the Debtors") filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (the "Court"). The case was assigned to the Hon. John H. Squires and is being jointly administered under case number 02-08699. The Debtors remain in possession of their assets and properties, and continue to operate their businesses and manage their properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

On June 25, 2002, the Debtors filed with the Court their required combined monthly operating report for the month ended May 31, 2002 (the "Operating Report") in a form prescribed by the office of the United States Trustee of the Department of Justice for the Northern District of Illinois, Eastern Division. Exhibit 99.1 to this Current Report on Form 8-K contains the text of the Operating Report.

The Company cautions readers not to place undue reliance upon the information contained in the Operating Report. The information in the Operating Report was not audited, however, in the opinion of the Company's management, the information reflects all adjustments necessary for a fair presentation of the results for the periods presented in accordance with generally accepted accounting principles. There can be no assurance that the Operating Report is complete. The Operating Report also contains information for periods which are shorter or otherwise different from those required in the Company's reports pursuant to the Exchange Act of 1934, as amended (the "Exchange Act"). Such information may not be indicative of the Company's financial statements in its reports pursuant to the Exchange Act and readers are cautioned to refer to the Exchange Act filings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL STEEL CORPORATION

Date: June 25, 2002   By: /s/ Kirk A. Sobecki
                                                          Kirk A. Sobecki
                                                          Senior Vice President and Chief Financial Officer

Exhibit 99.1

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

CASE NAME: NATIONAL STEEL CORPORATION, ET AL.

CASE NO: 02-08697 THROUGH 02-08738

DECLARATION UNDER PENALTY OF PERJURY

I, Kirk A. Sobecki, acting as the duly authorized agent for the Debtor in Possession declare under

penalty of perjury under the laws of the United States that I have read and I certify that the figures,

statements, disbursement itemizations, and account balances as listed in this Monthly Report of the

Debtor are true and correct as of the date of this report to the best of my knowledge, information

and belief.

                                        /s/ Kirk A. Sobecki
                                        For the Debtor In Possession

                                        Kirk A. Sobecki
                                        Senior Vice President and Chief Financial Officer

DATED: June 24, 2002

Exhibit 99.1

U.S. TRUSTEE MONTHLY OPERATING REPORT
May 1, 2002 to May 31, 2002

I.   National Steel Corporation Unaudited Combined Financial Statements
    A. Combined Statement of Operations for month ended May 31, 2002
    B. Combined Balance Sheet as of May 31, 2002
    C. Combined Statement of Cash Flows for the month ended May 31, 2002
    D. Notes to the Unaudited Combined Financial Statements

II.   Schedule of Disbursements

Exhibit 99.1

NATIONAL STEEL CORPORATION AND SUBSIDIARIES
CASE NOS: 02-08697 THROUGH 02-08738
DEBTOR-IN-POSSESSION AS OF MARCH 6, 2002
COMBINED STATEMENT OF OPERATIONS
(In Millions of Dollars, Except Share Amounts)
(Unaudited)

	Month Ended May 31, 2002
Net Sales	**$ 225.4**
Cost of products sold	207.4
Selling, general and administrative expense	8.5
Depreciation	13.4
Equity income of affiliates	(0.4)
Loss from Operations before Reorganization Items	**(3.5)**
Reorganization items	1.3
Financing costs	1.1
Loss before Income Taxes	**(5.9)**
Income tax expense	0.1
Net Loss	**$ (6.0)**

See notes to the combined financial statements

Exhibit 99.1

NATIONAL STEEL CORPORATION AND SUBSIDIARIES
CASE NOS: 02-08697 THROUGH 02-08738
DEBTOR-IN-POSSESSION AS OF MARCH 6, 2002
COMBINED BALANCE SHEET
(In Millions of Dollars, Except Share Amounts)
(Unaudited)

	May 31, 2002
ASSETS	
Current assets	
Cash and cash equivalents	$ 2.7
Receivables— net	236.4
Inventories —net	307.8
Deferred tax assets	3.2
Other	24.3
Total current assets	**574.4**
Investments in affiliated companies	16.2
Property, plant and equipment, net	1,312.3
Deferred tax assets	44.5
Intangible pension asset	126.0
Other assets	98.5
	$2,171.9
LIABILITIES AND STOCKHOLDERS' DEFICIT	
Current liabilities	
Accounts payable	$ 105.7
Salaries, wages, benefits and related taxes	44.8
Property taxes	12.4
Income taxes	0.3
Other accrued liabilities	48.9
Total current liabilities	**212.1**
Debtor-in-possession financing	75.0
Other long-term liabilities	0.5
Liabilities subject to compromise	2,237.8
Stockholders' deficit	
Common Stock - par value $.01:	
Class A - authorized 30,000,000 shares, issued and outstanding 22,100,000	0.2
Class B - authorized 65,000,000 shares; issued 21,188,240; outstanding 19,188,240	0.2
Additional paid-in-capital	491.8
Retained deficit	(452.9)
Treasury stock, at cost: 2,000,000 shares	(16.3)
Accumulated other comprehensive loss:	
Unrealized loss on derivative instruments	(0.2)
Minimum pension liability	(376.3)
Total stockholders' deficit	**(353.5)**
	$2,171.9

See notes to the combined financial statements

Exhibit 99.1

NATIONAL STEEL CORPORATION AND SUBSIDIARIES
CASE NOS: 02-08697 THROUGH 02-08738
DEBTOR-IN-POSSESSION AS OF MARCH 6, 2002
COMBINED STATEMENT OF CASH FLOWS
(In Millions of Dollars, Except Share Amounts)
(Unaudited)

	Month Ended May 31, 2002
Cash Flows from Operating Activities	
Net loss	$ (6.0)
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Depreciation	13.4
Reorganization items	1.3
Changes in assets and liabilities:	
Receivables—trade	(5.2)
Receivables—allowance	1.8
Inventories	(2.0)
Accounts payable	34.9
Pension liability	3.0
Postretirement benefits	1.0
Accrued liabilities	12.3
Net Cash Provided by Operating Activities Before Reorganization Items	**54.5**
Reorganization items (excluding non-cash charges)	(0.7)
Net Cash Provided by Operating Activities	**53.8**
Cash Flows from Investing Activities	
Purchases of property and equipment	(2.1)
Net Cash Used in Investing Activities	**(2.1)**
Cash Flows from Financing Activities	
Borrowings—net	(51.1)
Net Cash Used in Financing Activities	**(51.1)**
Net Increase in Cash and Cash Equivalents	0.6
Cash and cash equivalents at the beginning of the period	2.1
Cash and cash equivalents at the end of the period	**$ 2.7**

See notes to the combined financial statements

Exhibit 99.1

NATIONAL STEEL CORPORATION AND SUBSIDIARIES
CASE NOS: 02-08697 THROUGH 02-08738
DEBTOR-IN-POSSESSION AS OF MARCH 6, 2002
NOTES TO THE COMBINED FINANCIAL STATEMENTS.

NOTE 1 — BASIS OF PRESENTATION

The accompanying combined financial statements presented herein have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the ordinary course of business and do not reflect adjustments that might result if the Debtors are unable to continue as a going concern. As a result of National Steel Corporation (the "Company") and forty-one of its domestic subsidiaries (collectively the "Debtors") filing for relief under Chapter 11 of Title 11 of the United States Code, however, such matters are subject to significant uncertainty.

The Debtor's financial statements presented herein, have been prepared in conformity with the AICPA's Statement of Position No. 90-7, *Financial Reporting by Entities in Reorganization Under the Bankruptcy Code*, issued November 19, 1990 ("SOP 90-7"). SOP 90-7 requires a segregation of liabilities subject to compromise by the Court as of the filing date and identification of all transactions and events that are directly associated with the reorganization of the Company. Certain majority owned subsidiaries of the Company have been excluded from the financial results, as they were not included in the Chapter 11 filings. Total assets for these entities were $7.7 million as of May 31, 2002 and net income was $2.7 million for the month ended May 31, 2002.

Preparation of the combined financial statements for the month ended May 31, 2002 requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expense during the applicable periods. Actual results could differ from those estimates.

The financial results presented for the month ended May 31, 2002 are not necessarily indicative of results of operations for the full year. The Quarterly Report of NSC on Form 10-Q for the quarter ended March 31, 2002 and the Annual Report of NSC on Form 10-K for the year ended December 31, 2001 contains additional information and should be read in conjunction with this report.

NOTE 2 — REORGANIZATION ITEMS

Reorganization items are comprised of items of income, expense and loss that were realized or incurred by the Company as a result of its decision to reorganize under Chapter 11 of the Bankruptcy Code. The following summarizes the reorganization charges provided by the Company:

	Month Ended May 31, 2002
Professional and other fees	$ 1.2
Other	0.1
	$ 1.3

Exhibit 99.1

NATIONAL STEEL CORPORATION AND SUBSIDIARIES
CASE NOS: 02-08697 THROUGH 02-08738
DEBTOR-IN-POSSESSION AS OF MARCH 6, 2002
NOTES TO THE COMBINED FINANCIAL STATEMENTS.

NOTE 3 — INTEREST EXPENSE

Interest at the stated contractual amount on unsecured and undersecured debt that was not charged to earnings for the month ended May 31, 2002 was approximately $4.3 million.

NOTE 4 — LIABILITIES SUBJECT TO COMPROMISE

The principal categories of claims classified as liabilities subject to compromise under reorganization proceedings are identified below. All amounts below may be subject to future adjustment depending on Court action, further developments with respect to disputed claims, or other events. Additional claims may arise resulting from rejection of additional executory contracts or unexpired leases by the Company. Under an approved final plan of reorganization, these claims may be settled at amounts substantially less than their allowed amounts.

Recorded liabilities subject to compromise under the Chapter 11 proceedings consisted of the following:

	May 31, 2002
Accounts payable	$ 189.7
Short-term borrowings	100.0
Salaries, wages, benefits and related taxes	72.1
Pension liabilities	189.6
Minimum pension liabilities	502.3
Property taxes	41.0
Income taxes	6.5
Other accrued liabilities	55.6
Long-term obligations	520.9
Postretirement benefits other than pensions	467.8
Other long-term liabilities	92.3
	$ 2,237.8

Pursuant to the terms of the Company's Secured Super Priority Debtor in Possession Credit Agreement ("DIP Facility"), as approved by the Court, all cash received by the Company was first applied to outstanding claims under the previously existing Credit Agreement and after all such claims have been paid, to outstanding obligations under the DIP Facility. During April, all outstanding claims under the previously existing Credit Agreement were paid. All outstanding borrowings under the DIP Facility are shown under the caption "Debtor-in-possession financing" on the Combined Balance Sheet.

Exhibit 99.1

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE NORTHERN DISTRICT OF ILLINOIS
EASTERN DIVISION

CASE NAME: National Steel Corporation, et al.   CASE NOs.: 02-08697 through 02-08738

SCHEDULE OF DISBURSEMENTS

Case No.		Month Ended May 31, 2002
02-08699	National Steel Corporation (Delaware)	$ 190,965,044
02-08697	Granite City Steel Company	0
02-08698	National Materials Procurement Corporation	0
02-08738	National Steel Corporation (New York)	0
02-08700	American Steel Corporation	0
02-08704	D.W. Pipeline Corporation	0
02-08707	Granite Intake Corporation	0
02-08713	Great Lakes Steel Corporation	0
02-08715	The Hanna Furnace Corporation	0
02-08719	Hanna Ore Mining Corporation	0
02-08723	Ingleside Channel & Dock Co.	0
02-08728	Ingleside Holdings L.P.	0
02-08731	Ingleside Point Corporation	0
02-08737	Liberty Pipe and Tube, Inc.	0
02-08701	Mid-Coast Minerals Corporation	0
02-08705	Midwest Steel Corporation	0
02-08710	NS Holdings Corporation	861
02-08714	NS Land Company	0
02-08717	NS Technologies, Inc.	0
02-08721	NSC Realty Corporation	0
02-08726	NSL, Inc.	1,940,317
02-08729	Natcoal, Inc.	0
02-08732	National Acquisition Corporation	0
02-08735	National Caster Acquisition Corporation	0
02-08736	National Caster Operating Corporation	0
02-08702	National Casting Corporation	0
02-08706	National Coal Mining Company	0
02-08709	National Coating Limited Corporation	0
02-08711	National Coating Line Corporation	0
02-08716	National Mines Corporation	0
02-08720	National Ontario Corporation	0
02-08724	National Ontario II, Limited	0
02-08725	National Pickle Line Corporation	0
02-08733	National Steel Funding Corporation	0
02-08703	National Steel Pellet Company	4,109,304
02-08708	Natland Corporation	0
02-08712	Peter White Coal Mining Corp.	0
02-08718	ProCoil Corporation	1,391,792
02-08722	Puritan Mining Company	0
02-08727	Rostraver Corporation	0
02-08730	Skar-Ore Steamship Corporation	0
02-08734	The Teal Lake Iron Mining Company	0
		$ 198,407,318